SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
Form 20-F
Form 40-F
Yes
No

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of January 2005, incorporated by reference herein:
Exhibit
99.1
Release dated January 27, 2005, entitled "Report on Activities for the Second Quarter Ended 31 December 2004 of the 2005 Financial Year".
Some of the information in this report may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this report. Factors that could cause or contribute to such differences are discussed in the sections entitled `Risk Factors' included in our annual report on Form 20-F/A for the fiscal year ended June 30, 2004, which we filed with the United States Securities and Exchange Commission on December 3, 2004 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 31, 2005 By:    /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

REPORT ON ACTIVITIES FOR THE SECOND QUARTER ENDED 31 DECEMBER 2004 OF THE 2005 FINANCIAL YEAR

DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
NASDAQ trading symbol: DROOY
ASX trading symbol: DRD
("DRDGOLD")
REPORT ON ACTIVITIES FOR THE SECOND QUARTER ENDED 31 DECEMBER 2004
OF THE 2005 FINANCIAL YEAR
GROUP RESULTS (Unaudited)
KEY FEATURES
-
Outstanding safety record
-
Porgera Joint Venture achieves 1 million ounces of production
-
Attributable offshore production increases to 39% of total attributable production
-
Blyvoor restructuring completed
-
ERPM extends life and receives state assistance
-
Emperor rights issue completed
KEY RESULTS SUMMARY
GROUP
Quarter
Quarter
6 mths to
Quarter
Dec 2004
Sep 2004
Dec 2004
Dec 2003
Gold production (attributable)
oz
223 297
220 524
443 821
237 307
kg
6 947
6 859
13 806
7 381
Gold price received
US$/oz
433
403
420
396
R/kg
84 843
82 785
83 941
86 032
Capital expenditure
US$ m
6.5
6.0
12.5
8.1
ZAR m
39.0
38.9
77.9
55.4
STOCK
ISSUED CAPITAL
255 316 895 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 283 103 158
STOCK TRADED
JSE
ASX
NASDAQ
FRANKFURT

Avg. volume for the quarter per day (000)
167
8
3 348
107
% of issued stock traded (annualised)
17%
1%
342%
11%
Price - High
R14.76
A$3.10
US$2.25
Euro 1.79
- Low
R8.00
A$1.88
US$1.44
Euro 1.06
- Close
R8.20
A$1.88
US$1.54
Euro 1.06
SAFETY
During the quarter, Blyvoor and North West Operations both achieved one million fatality-free shifts. This reflects continuing emphasis on programmes designed to achieve behavioral change relating to safety in the workplace.
Blyvoor recently won the West Rand Mine Managers' safety competition for the seventh consecutive year. The mine has achieved a 71% improvement in its Lost
Time Injury Frequency Rate (rate per million man hours) from 17.84 in 1999 to
5.19 currently.
South Africa's Department of Minerals and Energy (DME) recently released figures indicating that DRDGOLD recorded the lowest fatality rate amongst South
African gold producers in 2004. While this is a pleasing development, it is regrettable that Blyvoor and East Rand Proprietary Mines Limited (ERPM) both recorded single fatalities during the quarter under review, indicating that there is no place for complacency.
PRODUCTION
Attributable gold production for the Group increased marginally quarter on quarter. This reflects a 13% increase in offshore attributable production, due mainly to the inclusion of the 45.33% attributable production from Emperor
Mines Limited (Emperor) for the full quarter. Production from the South African operations decreased by 5%, mainly the result of restructuring at
Blyvooruitzicht (Blyvoor) during the previous quarter. Production from the
North West Operations was slightly lower, reflecting the impact of various infrastructural constraints. These are being addressed.
COSTS
Cash operating unit costs improved quarter on quarter, indicative both of lower labour costs at Blyvoor post-restructuring and of overall lower unit costs from offshore operations. In respect of the South African operations, further interventions are anticipated in order to achieve cost levels that will deliver acceptable margins from the South African operations at a planned gold price of
R82 000 per kilogram. Specific details of the unit costs will be released with our results on or about 24 February 2005.
GOLD MARKET REVIEW
The average gold price received for the quarter was US$433 per ounce or R84 843 per kilogram compared to US$403 per ounce (R82 785 per kilogram) the previous quarter.
Quarter on quarter, due to the continued strengthening of the Rand, the Rand gold price increased by just 2% compared to the Dollar gold price increase of
7%. The average Rand/US$ exchange rate for the quarter was R6.06/US$1 compared to R6.38/US$1 in the previous quarter.

While we are pleased that the gold price has remained well above the US$400 per ounce mark, we are still of the view that the Rand's continued strength is having a profoundly negative effect on the South African export industry. We foresee continued Dollar gold price strength in the coming 12 months on the back of global economic uncertainty but mainly as a result of a continued
weakness in the Dollar. It is to be hoped that lower real interest rates in
South Africa will bring the Dollar/Rand exchange rate to more acceptable levels in the coming quarter.
CORPORATE DEVELOPMENTS
During the quarter, DRDGOLD arranged a borrowing facility with Investec Bank for US$50 million to assist the company with its offshore growth strategy. So far, some US$7 million has been drawn down in order for the company to exercise its rights following a rights issue by Emperor.
AUSTRALASIAN OPERATIONS
Quarter
Quarter
%
6 mnths to
Quarter
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Gold production
(attributable)
oz
87 751
77 387
13
165 138
67 903
kg
2 731
2 407
13
5 138
2 112
Capital expenditure
US$ m
5.4
3.8
(42)
9.2
3.2
ZAR m
33.1
24.2
(37)
57.3
21.8
Overall higher production from the Australasian operations was mainly due to good results from Porgera and, for the first time, a full quarter's attributable ounces included from Emperor.
Porgera
Quarter
Quarter
%
6 mnths to
Quarter
(20% of the Joint Venture)
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Ore milled
t'000
318
288
10
606
295
Yield
g/t
5.32
5.20
2
5.27
4.86
Gold produced
oz
54 417
48 162
13
102 579
46 136
kg
1 693
1 498
13
3 191
1 435
Increased ore milled and improvement in grade resulted in gold production being
13% higher than the previous quarter. The good results for the quarter contributed to the Joint Venture's achievement of 1 million ounces of production in the 2004 calendar year.
Tolukuma
Quarter
Quarter
%
6 mnths to
Quarter
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Ore milled
t'000
55
52
6
107
50
Yield
g/t
10.85
11.65
(7)
11.24
13.54
Gold produced
oz
19 183
19 484
(2)
38 667
21 767
kg
597
606
(2)
1 203
677

Tolukuma's gold production was 2% lower than the previous quarter, reflecting grade fluctuations, the impact of which was partly offset by the milling of additional tonnage.
Tolukuma employed the services of an external contractor during the quarter to assist with the implementation and rollout of exploration projects.
Emperor*
Quarter
Quarter
%
6 mnths to
Quarter
(45.33% attributable)
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Ore milled
t'000
67
38
76
105
-
Yield
g/t
6.58
7.97
(17)
7.09
-
Gold produced
oz
14 151
9 741
45
23 892
-
kg
441
303
45
744
-
* Emperor accounted for on an equity basis from 1 August 2004.
Increased production is due to DRDGOLD's attributable share being reported for a full quarter.
SOUTH AFRICAN OPERATIONS
Quarter
Quarter
%
6 mnths to
Quarter
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Gold production
(attributable)
oz

135 546
143 137
(5)
278 683
169 404
kg
4 216
4 452
(5)
8 668
5 269
Capital expenditure
US$ m
1.1
2.2
50
3.3
5.0
ZAR m
5.9
14.7
60
20.6
33.5
The South African operations continue to suffer from the effects of the strong Rand. As a consequence, they are monitored continuously and remedial action is implemented promptly.
Blyvooruitzicht
Quarter
Quarter
%
6 mnths to
Quarter
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Area mined m
2
000
32
48
(33)
80
49
Development
m
258
720
(64)
978
603
Face length
m
1 268
1 755
(28)
1 512
2 128
Stoping width
cm
107
109
2
108
107
Ore milled
Underground
t'000
129
180
(28)
309
193
Surface
t'000
768
577
33
1 345
430
Total
t'000
897
757
18
1 654
623
Yield
Underground
g/t
7.49
6.74
11
7.06
8.85
Surface
g/t
0.27
0.21
29
0.24
0.66
Total
g/t
1.31
1.76
(26)
1.52
3.20

Gold produced
Underground
oz
31 057
39 031
(20)
70 088
54 914
kg
966
1 214
(20)
2 180
1 708
Surface
oz
6 623
3 858
72
10 481
9 131
kg
206
120
72
326
284
Total
oz
37 680
42 889
(12)
80 569
64 045
kg
1 172
1 334
(12)
2 506
1 992
Capital expenditure
US$ m
(0.3)
0.2
250
(0.1)
4.4
ZAR m
(1.9)
1.5
227
(0.4)
29.3
The 12% decrease in gold production compared to the previous quarter is the result of the operational review which began in the previous quarter. This resulted in the revised mining plan. The reduction in mining activities at No's
4 and 6 shafts has resulted in more cost-effective mining in this quarter. As a result of the revised mining plan, the yield from underground improved by 11%
from 6.74 grams per tonne in the previous quarter to 7.49 grams per tonne in the quarter under review.
While the underground operations are stabilising, the consolidation of mining areas has increased the mine's exposure to seismicity, resulting in loss of production. A strategy to increase mining activity to the west of No 5 shaft has been implemented in order to reduce seismic risk. Grade in this area is slightly lower than that in the eastern portion of No 5 shaft.
Gold produced from surface operations increased from 3 858 ounces (120 kilograms) to 6 623 ounces (206 kilograms) as a result of higher production from the slimes dam project. Tonnage increased by 33% quarter on quarter. The project is beginning to deliver a return on investment but recoveries are not what were anticipated.
The sale of a sag mill resulted in a net capital expenditure recoupment of
US$0.3 million (R1.9 million).
North West (Hartebeestfontein and Buffelsfontein mines)
Quarter
Quarter
%
6 mnths to
Quarter
Dec 2004
Sep 2004
Change
Dec 2004
Dec 2003
Area mined m
2
000
81
92
(12)
173
81
Development
m
10 442
8 340
25
18 782
11 082
Face length
m
2 871
3 003
(4)
2 937
2 845
Stoping width
cm
121
120
(1)
120
118
Ore milled
Underground
t'000
344
396
(13)
740
383
Surface
t'000
394
170
132
564
662
Total
t'000
738
566
30
1 304
1 045
Yield
Underground
g/t
5.87
5.54
6
5.70
5.72
Surface
g/t
0.85
1.09
(22)
0.92
0.53
Total
g/t
3.19
4.21
(24)
3.63
2.43

Gold produced

Underground

oz

64 944

70 572

(8)

135 516

70 411

kg

2 020

2 195

(8)

4 215

2 190

Surface

oz

10 770

5 980

80

16 750

11 221

kg

335

186

80

521

349

Total

oz

75 714

76 552

(1)

152 266

81 632

kg

2 355

2 381

(1)

4 736

2 539

Capital expenditure                      US$ m

1.3

2.1

38

3.4

0.6

ZAR m

7.9

13.1

40

21.0

4.2

Production was down slightly quarter on quarter. Underground production decreased by 8%, whilst surface production increased by 80% quarter on quarter. Underground production has declined as the result of rationalisation of non- profitable mining areas. Face length mined has been negatively affected by infrastructural constraints. These are being addressed.

Capital expenditure has been limited to what is essential to sustain the opera- tion.

Notwithstanding some positive indicators in respect of underground yield in the quarter, continuing poor results into December have necessitated the placement of the North West Operations under operational review.

Crown (40% attributable)*

6 mnths

Quarter

Quarter

%

to

Quarter

Dec 2004

Sep 2004

Change

Dec 2004

Dec 2003

Ore milled

t'000

894

913

(2)

1 807

1 024

Yield

g/t

0.40

0.42

(5)

0.41

0.41

Gold produced

oz

11 613

12 282

(5)

23 895

13 631

kg

361

382

(5)

743

424

* Crown accounted for on an equity basis.

Production at Crown was down 5% due both to tonnage shortfall at the Knights and Crown plants and a decrease in grade. Residue pipeline failures during the quarter also impacted negatively on gold production.

ERPM (40% attributable)*

6 mnths

Quarter

Quarter

%

to

Quarter

Dec 2004

Sep 2004

Change

Dec 2004

Dec 2003

Area mined m2 #

000

16

25

(36)

41

31

Development #

m

108

74

46

182

956

Face length #

m

683

770

(11)

727

1 383

Stoping width #

cm

133

128

(4)

130

122

Ore milled

Underground

t'000

35

47

(26)

82

54

Surface

t'000

210

152

38

362

-

Total

t'000

245

199

23

444

54

Yield

Underground

g/t

7.27

6.70

9

6.92

5.77

Surface

g/t

0.36

0.26

38

0.33

-

Total

g/t

1.34

1.79

(25)

1.54

5.77

Gold produced

Underground

oz

8 032

10 127

(21)

18 159

10 096

kg

250

315

(21)

565

314

Surface

oz

2 507

1 287

95

3 794

-

kg

78

40

95

118

-

Total

oz

10 539

11 414

(8)

21 953

10 096

kg

328

355

(8)

683

314

* ERPM accounted for on an equity basis # Represents total mine

Gold production from underground was down 21% as a result of wage review- relat- ed work stoppages in December, as well as constraints placed on the operation as a result of the loss of a second outlet facility at the Far East Vertical (FEV) shaft.

Production from the Cason dump reclamation increased by 95% as a result both of high tonnage and improved sand face grade.

During the quarter under review, the DME granted ERPM a pumping subsidy of R1.6 million a month until the end of February 2005, back-dated to April 2004. In addition, the DME has approved a grant of R7 million for the first phase of a project to insert plugs to contain underground water ingress. The full three- phase, 44-month plugging project - expected to cost some R29 million - is intended to allow mining from ERPM's FEV shaft, hoisting from its South East Vertical shaft and pumping from its South West Vertical Shaft to continue beyond the planned closure date of March 2005. Under certain gold price assumptions, these developments create potential for mining to continue for eight years, pre- serving some 2 000 jobs.

EXPLORATION - TOLUKUMA ML104 Exploration Zine Resource - Infill drilling

Infill drilling of the Zine structure continues with a total of six holes com- pleted during the quarter for a total of 558.9 metres.

Tabulated below are some of the results. Hole No

From

To

Interval

True

Au

Depth(m)

Depth(m)

(m)

width(m)

(g/t)

ZN075

61.6

64.0

2.6

1.74

5.73(incl 0.39m

@ 18.13 g/t)

ZN076

77.4

78.2

0.8

0.8

<0.10 g/t

ZN077

103.1

104.1

1.0

0.77

3.38(incl 0.49m

@ 4.59 g/t)

ZN078

82.8

83.3

0.5

0.4

3.55

ZN080

75.3

76.3

1.0

0.6

14.8

The deposit appears to be characterised by a high nugget effect with erratic grade distribution and large grade range. Current indications are that gold is mostly localised at flexure points or bends along a structure in a dilatational setting and at the intersection of fault planes.

Underground LMA90 drilling

The LMA90 rig continued drilling the southern extension of Gulbadi and Zine structures. During the quarter, a total of 2 568.8 metres was drilled from eleven holes.

Assay results received to date with grades >1.0 g/t Au are presented below. Hole No

From

To

Interval

True

Au

Depth(m)

Depth(m)

(m)

width(m)

(g/t)

TU022

127.5

129.7

2.2

1.7

3.00

TU025

125.4

129.6

4.2

3.0

22.1(incl 1.6m

@ 31.0 g/t)

TU027

160.4

164.8

4.4

4.1

1.2 (incl 1.1m

@ 2.2 g/t)

TU028

149.3

153.5

4.2

2.5

2.9 (0.8m

@ 4.0 g/t & 0.6m

@ 4.0 g/t)

TU029

277.8

279.2

1.4

1.4

5.3 (incl 0.5m

@ 13.4 g/t)

TU030

135.0

136.9

1.9

1.5

4.2

TU030

185.6

189.9

4.3

2.5

9.1(incl 1.2m

@17.9 g/t)

TU031

102.0

103.5

1.5

1.3

3.4

TU032

142.6

145.0

2.4

1.4

6.6(incl 0.3m

@16.7 g/t)

TU032

225.0

230.6

5.6

3.6

4.4(incl 0.9m

@10.80 g/t)

Banana Vein

Significant drilling results are as follows: Hole No

From

To

Weighted Average Au

(m)

(m)

g/t

DG001

64.6

65.1

0.5m @ 16.8 g/t

DG002

146.7

149.2

0.5m @ 5.0 g/t incl 0.2m @ 13.1 g/t

DG002

152.1

155.1

0.7m @ 7.2 g/t incl 0.3m @ 11.1 g/t

Lock/Dagakuma Vein exploration

A detailed geological review is currently in progress on all trench and drill hole data for the Lock/Dagakuma project area.

120/Zine North Project

Trenching, mapping and sampling have been completed along the strike length of the 120/Zine structure over a total length of 180 metres.

A total of three holes were completed to date.

Significant intercepts are tabulated as follows: Hole No

True Thickness

Au

Comments

(m)

g/t

120/ZN_001

5.67

6.05

Incl 1.2m @ 14.3 g/t & 1.4m

@ 7.53 g/t Au

120/ZN_002

5.0

5.00

Incl 1.0m @ 9.79 g/t

BOARD CHANGES

DRDGOLD is pleased to announce the appointment of Doug Campbell as Chief Financial Officer and as an executive director of the company. Doug has a wealth of financial experience, a significant portion of which has been acquired in the South African mining sector.

MARK WELLESLEY-WOODIAN MURRAY
Executive Chairman Chief Executive Officer
27 January 2005

INVESTOR INFORMATION

DIRECTORS - (*British)(**Australian)(***American)

Executives:
MM Wellesley-Wood (Executive Chairman)*
IL Murray (Chief Executive Officer)
DN Campbell (Chief Financial Officer)

Non-executives:
MP Ncholo ; J Turk ***

Independent non-executives:
D Blackmur** ; GC Campbell ; RP Hume

Alternate:
A Lubbe

Group Company Secretary:
AI Townsend

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: ilja.graulich @za. drdgold.com,
website: http:// www. drdgold.com
45 Empire Road,
Parktown,
South Africa.

PO Box 390,
Maraisburg, 1700,
South Africa.

12